Exhibit 99.2

THIRD AMENDMENT TO CREDIT AGREEMENT

This THIRD AMENDMENT TO CREDIT AGREEMENT (hereinafter referred to as this “Amendment”) is entered into as of May 15, 2019 by and among SUNDANCE ENERGY AUSTRALIA LIMITED, a limited company organized and existing under the laws of South Australia (“Parent”), SUNDANCE ENERGY, INC., a Colorado corporation (the “Borrower”), the other LOAN PARTIES hereto, the LENDERS party hereto, SunTrust Bank (“SunTrust”), The Toronto-Dominion Bank, New York Branch (“TD”, and together with SunTrust sometimes collectively referred to herein as the “New Lenders”) and NATIXIS, NEW YORK BRANCH, as Administrative  Agent  (in  such  capacity,  the  “Administrative  Agent”).             Unless the context otherwise requires or unless otherwise expressly defined herein, capitalized terms used but not defined in this Amendment have the meanings assigned to such terms in the Credit Agreement (as defined below).

WITNESSETH:

WHEREAS, the Parent, the Borrower, the Administrative Agent and the Lenders have entered into that certain Credit Agreement dated as of April 23, 2018 (as the same may have been amended, restated, amended and restated, supplemented or otherwise modified from time to time prior to the date hereof, the “Credit Agreement”);

WHEREAS, the Borrower has requested that the Administrative Agent and the Lenders amend the Credit Agreement for certain purposes as provided herein;

WHEREAS, pursuant to this Amendment, each Lender (other than the New Lenders) is assigning a portion of its Commitment to each New Lender and Annex I to the Credit Agreement is being amended and restated to reflect such assignment as provided herein; and

WHEREAS, the Administrative Agent and the Lenders (including the New Lenders) have agreed to amend the Credit Agreement as provided herein, subject to the terms and conditions set forth herein.

NOW, THEREFORE, for and in consideration of the mutual covenants and agreements herein contained and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged and confessed, the Parent, the Borrower, the Administrative Agent and the Lenders party hereto hereby agree as follows:

SECTION 1.    Amendments to Credit Agreement.       Subject to the satisfaction or waiver in writing of each condition precedent set forth in Section 2 of this Amendment, and in reliance on the representations, warranties, covenants and agreements contained in this Amendment, the Credit Agreement shall be amended in the manner provided in this Section 1.

1.1      Amendment to Section 1.02. (a) Section 1.02 of the Credit Agreement shall be and it hereby is amended by amending and restating the definition of “Applicable Margin” appearing therein, in its entirety, to read as follows:

“Applicable Margin” means, for any date, the applicable rate per annum set forth below as determined based upon the Borrowing Base Utilization Percentage then in effect:

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Borrowing Base Utilization	<	> 25%	> 50%	> 75%	>
Percentage	25%	and	and	and	90%
		< 50%	< 75%	< 90%
Base Rate Loans	1.25%	1.50%	1.75%	2.00%	2.25%
Eurodollar Loans	2.25%	2.50%	2.75%	3.00%	3.25%

Each change in the Applicable Margin shall apply during the period commencing on the effective date of such change in the Borrowing Base Utilization Percentage and ending on the date immediately preceding the effective date of the next such change, provided, that if at any time the Borrower fails to deliver a Reserve Report pursuant to Section 8.12(a), then until delivery of such Reserve Report, the “Applicable Margin” shall mean the rate per annum set forth on the grid when the Borrowing Base Utilization Percentage is at its highest level.

(b) Section 1.02 of the Credit Agreement shall be and it hereby is further amended by adding the following definition thereto in appropriate alphabetical order:

“Third Amendment Effective Date” means May 15, 2019.

1.1     Amendment to Article XII.  Article XII of the Credit Agreement shall be and it is further amended by adding the following new Section 12.21 to the end thereof, such Section 12.21        to read, in its entirety, as follows:

Section 12.21. Acknowledgement Regarding Any Supported QFCs. To the extent that the Loan Documents provide support, through a guarantee or otherwise, for any Swap Agreement or any other agreement or instrument that is a QFC (such support, “QFC Credit Support”, and each such QFC, a “Supported QFC”), the parties acknowledge and agree as follows with respect to the resolution power of the Federal Deposit Insurance Corporation under the Federal Deposit Insurance Act and Title II of the Dodd-Frank Wall Street Reform and Consumer Protection Act (together with the regulations promulgated thereunder, the “U.S. Special Resolution Regimes”) in respect of such Supported QFC and QFC Credit Support (with the provisions below applicable notwithstanding that the Loan Documents and any Supported QFC may in fact be stated to be governed by the laws of the State of New York and/or of the United States or any other state of the United States):

(a)      In the event a Covered Entity that is party to a Supported QFC (each, a “Covered Party”) becomes subject to a proceeding under a U.S. Special Resolution Regime, the transfer of such Supported QFC and the benefit of such QFC Credit Support (and any interest and obligation in or under such Supported QFC and such QFC Credit Support, and any rights in property securing such Supported QFC or such QFC Credit Support) from such Covered Party will be effective to the same extent as the transfer would be effective under the U.S. Special Resolution Regime if the Supported QFC and such QFC Credit Support (and any such interest, obligation and rights in property) were governed by the laws of the United States or a state of the United States. In the event a Covered Party or a BHC Act Affiliate of a Covered Party becomes subject to a proceeding under a U.S. Special Resolution Regime, Default Rights under the Loan Documents that might otherwise apply to such Supported QFC or any QFC Credit Support that may be exercised against such Covered Party are permitted to be exercised to no greater extent than such Default Rights could be exercised under the U.S. Special Resolution Regime if the Supported QFC and the Loan Documents were governed by the laws of the United States or a state of the United States. Without limitation of the foregoing, it is understood and agreed that

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rights and remedies of the parties with respect to a Defaulting Lender shall in no event affect the rights of any Covered Party with respect to a Supported QFC or any QFC Credit Support.

(b)         As used in this Section 12.21, the following terms have the following meanings:

“BHC Act Affiliate” of a party means an “affiliate” (as such term is defined under, and interpreted in accordance with, 12 U.S.C. 1841(k)) of such party.

“Covered Entity” means any of the following: (i) a “covered entity” as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 252.82(b); (ii) a “covered bank” as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 47.3(b); or (iii) a “covered FSI” as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 382.2(b).

“Default Right” has the meaning assigned to that term in, and shall be interpreted in accordance with, 12 C.F.R. §§ 252.81, 47.2 or 382.1, as applicable.

“QFC” has the meaning assigned to the term “qualified financial contract” in, and shall be interpreted in accordance with, 12 U.S.C. 5390(c)(8)(D).

SECTION 2.    Conditions.    The amendments to the Credit Agreement contained in Section 1  of this Amendment shall become effective upon the satisfaction of each of the conditions set forth in this Section 2.

2.1       Execution and Delivery. (i) Each Loan Party, each of the Lenders and the New Lenders, and Administrative Agent shall have executed and delivered counterparts of this Amendment to the Administrative Agent, and (ii) each of the Lenders and the New Lenders, and the Administrative Agent shall have executed and delivered counterparts of a letter agreement addressed to the Term Agent with respect to Section 5.03(c) of the Intercreditor Agreement.

2.2       Fee Letter; Fees. (a) Administrative Agent  shall  have  received multiple executed, original counterparts, as requested by the Administrative Agent, of that certain Third Amendment Fee Letter dated as of May 13, 2019 between the Administrative Agent and the Borrower, and (b) the Borrower shall have paid to the Administrative Agent, in immediately available funds, all fees required to be paid on or before the Third Amendment Effective Date pursuant to such Third Amendment Fee Letter.

2.3       No Default. After giving effect to this Amendment, no Default or Event of Default shall have occurred and be continuing.

2.4       Other Documents. The Administrative Agent shall have received such other instruments and documents incidental and appropriate to the transactions provided for herein as the Administrative Agent or its special counsel may reasonably request, and all such documents shall be in form and substance reasonably satisfactory to the Administrative Agent.

SECTION 3.    Increase of Borrowing Base.  The Borrowing Base is hereby increased from

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$122,500,000 to $170,000,000. This increase of the Borrowing Base constitutes the May 1, 2019 Scheduled Redetermination of the Borrowing Base under Section 2.07 of the Credit Agreement, and this Section 3  shall be deemed to be the New Borrowing Base Notice for such increased Borrowing Base. Such redetermined Borrowing Base will remain in effect until the next Redetermination Date or otherwise adjusted in accordance with the provisions of the Credit Agreement, as amended hereby.

SECTION 4.    Assignment and Assumption. Upon the satisfaction of the conditions set forth in Section 2  of this Amendment:

(a)       Each Lender other than the New Lenders (for purposes of this Section 4 herein referred to as the “Assignors”) hereby irrevocably sells and assigns, severally and not jointly, to each New Lender (for purposes of this Section 4 herein referred to as the “Assignees”), and each Assignee hereby irrevocably purchases and assumes from each Assignor, (i) such portion of such Assignor’s rights and obligations in its capacity as a Lender under the Credit Agreement and any other documents or instruments delivered pursuant thereto so that after giving effect to such assignment and assumption the Commitments and Applicable Percentages of the Lenders shall be as set forth on Annex I hereto, and (ii) to the extent permitted to be assigned under applicable law, all claims, suits, causes of action and any other right of such Assignor (in its capacity as a Lender) against any Person, whether known or unknown, arising under or in connection with the Credit Agreement, any other documents or instruments delivered pursuant thereto or the loan transactions governed thereby or in any way based on or related to any of the foregoing, including, but not limited to, contract claims, tort claims, malpractice claims, statutory claims and all other claims at law or in equity related to the rights and obligations sold and assigned pursuant to clause (i) above (the rights and obligations sold and assigned by the Assignors to each Assignee pursuant to clauses (i) and (ii) above being referred to herein as such Assignee’s “Assigned Interest”). Such sale and assignment is without recourse to any Assignor and, except as expressly provided in this Section 4 without representation or warranty by such Assignor.

(b)       Each Assignor (i) represents and warrants that (A) it is the legal and beneficial owner of its portion of each Assigned Interest being assigned by it pursuant to this Section 4, (B) such Assigned Interest is free and clear of any lien, encumbrance or other adverse claim, and (C) it has full power and authority, and has taken all action necessary, to execute and deliver this Amendment and to consummate the transactions contemplated by this Section 4, and (ii) assumes no responsibility with respect to (A) any statements, warranties or representation made in or in connection with the Credit Agreement or any other Loan Document, (B) the execution, legality, validity, enforceability, genuineness, sufficiency or value of the Loan Documents or any Collateral thereunder, (C) the financial condition of any Loan Party, or (D) the performance or observance by any Loan Party of any of their respective obligations under any Loan Document.

(c)       Each Assignee (i) represents and warrants that (A) it has full power and authority, and has taken all action necessary, to execute and deliver this Amendment and to consummate the transactions contemplated hereby and to become a Lender under the

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Credit Agreement, (B) it satisfies the requirements specified in the Credit Agreement that are required to be satisfied by it in order to acquire its Assigned Interest, (C) from and after the date hereof, it shall be bound by the provisions of the Credit Agreement as a Lender thereunder and, to the extent of such Assigned Interest, shall have the obligations of a Lender thereunder, (D) it has received a copy of the Credit Agreement, together with copies of the most recent financial statements delivered pursuant thereto, and such other documents and information as it has deemed appropriate to make its own credit analysis and decision to enter into this Amendment and to purchase such Assigned Interest on the basis of which it has made such analysis and decision independently and without reliance on Administrative Agent or any other Lender or New Lender, and (E) if it is not organized under the laws of the United States of America or one of its states, it has supplied to Administrative Agent any documentation required to be delivered by it pursuant to the terms of the Credit Agreement, duly completed and executed by such Assignee, and (ii) agrees that (A) it will, independently and without reliance on Administrative Agent, any Assignor or any other Lender or New Lender, and based on such documents and information as it shall deem appropriate at the time, continue to make its own credit decisions in taking or not taking action under the Loan Documents and (B) it will perform in accordance with their terms all of the obligations which by the terms of the Loan Documents are required to be performed by it as a Lender.

(d)       From and after the date of the satisfaction of the conditions set forth in Section 2 of this Amendment, Administrative Agent shall distribute all payments in respect of the Assigned Interests (including payments of principal, interest, fees and other amounts) to the Assignors for amounts that have accrued to but excluding such date and to the Assignees for amounts that accrue from and after such date.

(e)       After giving effect to the assignment referenced in this Section 4, Borrower, Administrative Agent and the Lenders hereby approve the allocation of the Commitments and Applicable Percentages as set forth on Annex I attached hereto, which amends and restates, in its entirety, Annex I to the Credit Agreement.

SECTION 5.    Representations  and Warranties  of  Loan  Parties. To induce the Lenders (including the New Lenders) to enter into this Amendment, each Loan Party hereby represents and warrants to the Lenders (including the New Lenders) as follows:

5.1       Reaffirmation of Representations and Warranties/Further Assurances. After giving effect to the amendments contained herein, each representation and warranty of such Loan Party contained in the Credit Agreement and the other Loan Documents is true and correct in all material respects (without duplication of any materiality qualifier contained therein) on the date hereof, except to the extent such representations and warranties relate solely to an earlier date, in which case such representations and warranties shall have been true and correct in all material respects (without duplication of any materiality qualifier contained therein) as of such date.

5.2       Corporate Authority; No Conflicts. The execution, delivery and performance by such Loan Party of this Amendment and all documents, instruments and agreements  contemplated  herein  are  within  such  Loan  Party’s  corporate  or  other

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organizational powers, have been duly authorized by all necessary action, require no action by or in respect of, or filing with, any court or agency of government and do not violate or constitute a default under any provision of any applicable law or other agreements binding upon such Loan Party or result in the creation or imposition of any Lien upon any of the assets of such Loan Party except for Liens permitted under Section 9.03 of the Credit Agreement.

5.3       Enforceability.  This Amendment has been duly executed and delivered by each Loan Party and constitutes the valid and binding obligation of such Loan Party enforceable in accordance with its terms, except as (a) the enforceability thereof may be limited by bankruptcy, insolvency or similar laws affecting creditor’s rights generally, and (b) the availability of equitable remedies may be limited by equitable principles of general application.

5.4       No Default. As of the effective date of this Amendment, both before and immediately after giving effect to this Amendment, no Default or Event of Default has occurred and is continuing.

SECTION 6.    Miscellaneous.

6.1       Reaffirmation of Loan Documents and Liens. Except as amended and modified hereby, any and all of the terms and provisions of the Credit Agreement and the other Loan Documents shall remain in full force and effect and are hereby in all respects ratified and confirmed by each Loan Party. Each Loan Party hereby agrees that the amendments and modifications herein contained shall in no manner affect or impair the liabilities, duties and obligations of any Loan Party under the Credit Agreement and the other Loan Documents or the Liens securing the payment and performance thereof.

6.2       Parties in Interest. All of the terms and provisions of this Amendment shall bind and inure to the benefit of the parties hereto and their respective successors and assigns.

6.3       Legal Expenses. Borrower hereby agrees to pay all reasonable fees and expenses of special counsel to Administrative Agent incurred by Administrative Agent in connection with the preparation, negotiation and execution of this Amendment and all related documents.

6.4       Counterparts.  This Amendment may be executed in one or more counterparts and by different parties hereto in separate counterparts each of which when so executed and delivered shall be deemed an original, but all such counterparts together shall constitute but one and the same instrument; signature pages may be detached from multiple separate counterparts and attached to a single counterpart so that all signature pages are physically attached to the same document. Delivery of photocopies of the signature pages to this Amendment by facsimile or electronic mail shall be effective as delivery of manually executed counterparts of this Amendment.

6.5         Complete      Agreement.        THIS       AMENDMENT,        THE      CREDIT

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AGREEMENT AND THE OTHER LOAN DOCUMENTS REPRESENT THE FINAL AGREEMENT AMONG THE PARTIES AND MAY NOT BE CONTRADICTED BY EVIDENCE OF PRIOR, CONTEMPORANEOUS OR ORAL AGREEMENTS OF THE PARTIES. THERE ARE NO UNWRITTEN ORAL AGREEMENTS AMONG THE PARTIES.

6.6       Headings.  The headings, captions and arrangements used in this Amendment are, unless specified otherwise, for convenience only and shall not be deemed to limit, amplify or modify the terms of this Amendment, nor affect the meaning thereof.

6.7       Severability.  Any provision of this Amendment held to be invalid, illegal or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such invalidity, illegality or unenforceability without affecting the validity, legality and enforceability of the remaining provisions hereof; and the invalidity of a particular provision in a particular jurisdiction shall not invalidate such provision in any other jurisdiction.

6.8       Governing Law. This Amendment shall be construed in accordance with and governed by the laws of the State of New York.

6.9          Reference to and Effect on the Loan Documents.

(a)       This Amendment shall be deemed to constitute a Loan Document for all purposes and in all respects. Each reference in the Credit Agreement to “this Agreement,” “hereunder,” “hereof,” “herein” or words of like import, and each reference in the Credit Agreement or in any other Loan Document, or other agreements, documents or other instruments executed and delivered pursuant to the Credit Agreement to the “Credit Agreement”, shall mean and be a reference to the Credit Agreement as amended by this Amendment.

(b)       The execution, delivery and effectiveness of this Amendment shall not operate as a waiver of any right, power or remedy of any Lender or the Administrative Agent under any of the Loan Documents, nor constitute a waiver of any provision of any of the Loan Documents.

[Signature Pages Follow]

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IN WITNESS WHEREOF,  the  parties  have  caused  this  Amendment  to  be  duly executed as of the date first above written.

PARENT:

Sundance Energy Australia Limited

By:  ____________________________

Name:  __________________________

Title: ___________________________

BORROWER:

Sundance Energy, Inc.

By:_____________________________

Name:______________________ ____

Title:____________________________

Third Amendment to Credit Agreement - Signature Page

OTHER LOAN PARTIES:

Sea Eagle Ford, LLC

By:___________________________

Name:_________________________

Title:__________________________

Armadillo E&P, Inc.

By:______________________________

Name:____________________________

Title:_____________________________

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NATIXIS, NEW YORK BRANCH, as

Administrative Agent

By:_______________________________

Name:_____________________________

Title:______________________________

NATIXIS, NEW YORK BRANCH , as a Lender

By:________________________________

Name:______________________________

Title:_______________________________

Third Amendment to Credit Agreement- Signature Page

CREDIT AGRICOLE CORPORRA TE AND

INVESTMENT BANK, as a Lender

By:_______________________________

Name: ____________________________

Title:  _____________________________

By:_______________________________

Name:_____________________________

Title:______________________________

ABN AMRO CAPITAL USA LLC, as a Lender

By:__________________________________

Name:________________________________

Title:_________________________________

By:__________________________________

Name:________________________________

Title:_________________________________

BANK OF AMERICA, N.A., as a Lender

By:__________________________________

Name: _______________________________

Title:_________________________________

MORGAN STANLEY CAPITAL GROUP INC.,

as a Lender

By:_______________________________________

Name:_____________________________________

Title:______________________________________

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SunTrust Bank, as a New Lender

By:______________________________

Name:____________________________

Title:_____________________________

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THE TORONTO-DOMINION BANK, NEW YORK BRANCH, as a New Lender

By:_________________________________________

Name:_______________________________________

Title:________________________________________

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ANNEX I

LIST OF MAXIMUM CREDIT AMOUNTS

Aggregate Maximum Credit Amounts

of Lender	Percentage		aximum Credit Amount
Name of Lender	Applicable Percentage	Applicable Percentage of the Borrowing Base as of the Third Amendment Effective Date	Maximum Credit Amount
Natixis, New York Branch	21.17647%	$36,000,000.00	$52,941,175.00
Credit Agricole Corporate and Investment Bank	18.82353%	$32,000,000.00	$47,058,825.00
ABN AMRO Capital USA LLC	18.82353%	$32,000,000.00	$47,058,825.00
Bank of America, N.A.	14.70588%	$25,000,000.00	$36,764,700.00
SunTrust Bank	10.29412%	$17,500,000.00	$25,735,300.00
The Toronto-Dominion Bank, New York Branch	10.29412%	$17,500,000.00	$25,735,300.00
Morgan Stanley Capital Group Inc.	5.88235%	$10,000,000.00	$14,705,875.00
TOTAL:	100.00000%	$170,000,000.00	$250,000,000.00

Third Amendment  to Credit Agreement – Annex I